Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com
January 15, 2019
Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Edward P. Bartz, Esq. Senior Counsel

Re:	Tortoise Essential Assets Income Term Fund (formerly Tortoise Essential Assets Income 2024 Term Fund, Inc.) (the “Fund”) Registration Statement on Form N-2 File Nos. 333-217430 and 811-23248

To the Commission:

On behalf of the Fund, this letter is in response to the written comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on August 7, 2018 with respect to Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 filed on July 25, 2018 (the “Registration Statement”) in connection with the registration of the Fund’s common shares. Any capitalized terms used but not defined herein have the same meanings as set forth in the prospectus and Statement of Additional Information contained in the Registration Statement. All page references refer to the prospectus and Statement of Additional Information contained in the Registration Statement. Set forth below are the staff’s comments and the Fund’s responses. The Fund is filing Pre-Effective Amendment No. 2 to the Registration Statement concurrently herewith to address the comments of the staff, to update certain features of the Fund, and to complete missing information.

Prospectus

Cover Page

Investment Strategies

Comment (1) The disclosure on page 20 of the prospectus states that the Fund may invest in equity securities “of any market capitalization.” Please disclose in the first bullet point in this section, and in the first bullet point in the Investment Strategies section on page 2 of the prospectus, that the Fund may invest in equities of any market capitalization.

Response: The Fund has made the requested revisions.

Comment (2) The second bullet point in this section states that the Fund may invest in corporate debt securities. Please disclose a maturity policy for the Fund’s corporate debt securities in this section, and in the second bullet point in the Investment Strategies section on page 2 of the prospectus.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

January 15, 2019

Response: The Fund has modified its maturity policy to permit investment in debt securities of any maturity. This policy has been added to the cover, summary and body of the prospectus.

Comment (3) The third bullet point in this section states that the Fund may invest in private investments, including “other privately structured investments.” Please provide additional disclosure regarding the Fund’s investment in any hedge funds and/or private equity funds that rely on sections 3(c)(1) or 3(c)(7) of the Investment Company Act including any restrictions.

Response: We note that the term “other privately structured investments” appears in the context of the Fund’s definition of Direct Investments (formerly Private Investments) and is intended to ensure that the Fund may invest in such investments in the future, notwithstanding market changes in the precise corporate deal structures used. The Fund’s Direct Investments sleeve contemplates direct investments in privately negotiated equity and debt securities of portfolio companies (i.e., not purchased on a secondary market); the disclosure for Direct Investments does not contemplate investments in hedge funds or private equity funds nor does the Fund intend to invest in securities of hedge funds or private equity funds. The Fund has changed the term “Private Investments” to “Direct Investments” to more clearly describe the intended investments.

Prospectus Summary—The Fund—Investment Strategies—Listed Equity Securities (Page 4)

Comment (4) The third paragraph in this section discloses that the Fund intends to write call options on some of its listed equity securities. Please add this disclosure to the discussion of listed equity securities on the cover page of the prospectus, and in the first bullet point in the Investment Strategies section on page 2 of the prospectus.

Response: The Fund has made the requested revisions.

Summary of Fund Expenses (Page 13)

Comment (5) Please change the line item under Stockholder Transaction Expenses for “Dividend Reinvestment Plan Fees” to a dollar-based amount rather than a percentage.

Response: The Fund has made the requested change.

Statement of Additional Information

Investment Limitations—Fundamental Investment Limitations (Page 1)

Comment (6) The fourth fundamental investment limitation states that the Fund will not concentrate its investments in any particular industry or group of industries, “except that we will concentrate our assets in the industry sectors that comprise essential asset sectors.” (Emphasis added.) As currently stated, this fundamental investment limitation would provide the Fund with broad freedom of action to concentrate pursuant to management’s discretion in a number of unrelated industries without shareholder approval. This freedom of action is considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the Investment Company Act. Please revise the Fund’s fundamental concentration policy to identify the particular industry or group of related industries, if any, in which the Fund will concentrate. See Instruction to Item 8.2(b) of Form N-2.

U.S. Securities and Exchange Commission

January 15, 2019

Response: The Fund has revised its concentration policy to read as follows: “We may not . . . concentrate (invest 25% or more of our total assets) our investments in any particular industry or group of industries, except that we will concentrate our assets in the energy and energy infrastructure sectors.”

Comment (7) With respect to the paragraph on page 1 describing the application of the concentration policy to municipal securities, please clarify that the second sentence applies to tax-exempt municipal securities and the third sentence applies to unconditional guaranties (emphasis added).

Response: The Fund has made the requested revisions.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7661 or Jacob Tiedt at (312) 609-7697.

Very truly yours, /s/ Deborah Bielicke Eades Deborah Bielicke Eades

DBE/gk